December 23, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: VV Markets LLC

Offering Statement on Form 1-A Post-qualification Amendment No. 8 Filed November 25, 2022

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 16, 2022 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 8 Filed November 25, 2022 The Offerings, page 5

1.In your disclosure on page 7 you indicate that offering expenses will be paid from the proceeds of the offering. Please reconcile this with your statements elsewhere that the Manager has agreed to pay the offering expenses and will not be reimbursed from the offering proceeds.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Offering Circular to clarify that offering expenses will not be paid from the proceeds of the offering.

General

2.We note your amended disclosure and response to comments 1 and 4. Please discuss in further detail how current market offers and comparable asset pricing data impacts the Sourcing Fee. Please make the appropriate revisions on a per series basis as well. For example, Series VV-BXEP21 has a Sourcing Fee of $29,442 or 12.80% of the gross cash proceeds of the offering. Your disclosure states that the underlying assets are broadly available and as a result, the manager did not need to spend great time effort or cost in acquiring such assets and that the manager acquired the asset at a discount to comparable assets on the market. However, Series VV-CDVM has a Sourcing Fee of $12,516 or 12.52% of the gross cash proceeds of the offering. Your disclosure states that the underlying assets are rare and as a result, the manager had a more time-

intensive sourcing process and that the manager acquired the asset at a discount to comparable assets on the market. As a result, your reasoning as to how each Sourcing Fee was determined appears to be inconsistent. Please revise the Sourcing Fee disclosure in each offering to fully explain how the Sourcing Fee was determined. Additionally, we note the revisions to your website. Where you discuss the Souring Fee, please note that it could be as high as 45% of the gross offering proceeds and if true, disclose that there is no maximum limit to the Sourcing Fee.

The Company has revised its disclosure in the Offering Circular with respect to the Sourcing Fee to clarify that, while there are a number of factors that the Manager may consider in determining the Sourcing Fee for a particular offering, there are no factors that the Manager must consider in determining the Sourcing Fee for an offering. Therefore, it may not always be possible to disclose the reasoning behind the Sourcing Fee determination for a particular offering – nor does the Company believe it is necessarily useful for the investor to know the Manager’s reasons for the calculation of the Sourcing Fee in a particular offering. The Company believes that investors can make their own decisions as to whether a Sourcing Fee is fair or not. As such, the Company has revised its disclosure under the “Sourcing Fee Determination” subsection for each series offering to make clear that the Sourcing Fee is set entirely at the discretion of the Manager, as opposed to providing a description of factors that went into the Manager’s determination of the Sourcing Fee, as ultimately, the factors that the Manager may have considered in setting a particular Sourcing Fee are not determinative as to the Sourcing Fee the Manager ultimately sets for a particular series offering.

Finally, the Company has further amended the disclosure on its website as requested by the Staff with respect to the Sourcing Fee, and now discloses that it could be as high as 35% of the gross offering proceeds (as the Company has lowered its Sourcing Fee for Series VV-BOW50 to below 35%, which was the only offering of the Company that ever had a Sourcing Fee over 35%). The Company also now discloses on the website that there is no maximum limit to the Sourcing Fee. The Company notes to the Staff that it has also revised the Offering Circular to describe the Sourcing Fee range as 0% to 35% for consistency.

3.We note the various revisions to your website in response to comment 2. However, we note the following:

•The "How It Works" page states that "[o]nce a collection is filed with and qualified by the SEC ... ." We do not qualify your collections. Please remove this statement or revise clarify that the offering is qualified.

The Company has revised the “How it Works” page as requested by the Staff.

•You have not revised to clarify the costs and fees associated with each series offering. Please revise to do so.

The Company has added a footnote to its series offering pages that clarifies that the total offering amount for each series includes both the cost to acquire the asset, as well as payment of certain costs and fees.

•Where your website indicates that investors can receive proceeds upon the sale of assets, please clarify that if the assets did not appreciate, there may not be sufficient proceeds from the sale of the underlying assets to repay investors the amount of their initial investment. In addition, where you state that 100% of proceeds will be returned to shareholders, please clarify that proceeds will be used first to pay off any liabilities, including any outstanding Operating Expenses Reimbursement Obligation.

The Company has revised its website as requested by the Staff.

•The home page includes the statement "Exposure to Diversified Assets." Please clarify what you mean by this statement, for example whether you view your entire collection as diversified as compared to the wine and spirits market or whether your assets are diversified as compared to other types of investments.

The Company has revised its website as requested by the Staff. It now reads “Exposure to Alternative Assets”.

4.Please file all testing the waters materials, including any advertisements, as an exhibit to the offering statement. See Part III, Item 17(13) of Form 1-A. Specifically, please include a copy of any advertisements that may appear on mobile sites, such as Axios, and any relevant statements from your Twitter account. For example, we note your Twitter post from September 23, 2022 announcing your 44th Collection. Please tell us how these materials comply with the conditions of Rule 255(b) of Regulation A. Please confirm your understanding that "testing the waters" materials may be used before and after the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by an offering statement or contain a notice informing potential investors where and how the most current offering statement can be obtained.

The Company confirms its understanding that, after qualification of an offering, written communications about that offering (including advertisements) must be made in compliance with Rule 251 of Regulation A. The Company also confirms its understanding that, prior to the qualification of an offering, Rule 255 of Regulation A permits “testing the waters” materials to be used so long as they are preceded or accompanied by an offering statement or contain a notice informing potential investors where and how the most current offering statement can be obtained.

The Company notes to the Staff that it has not ever made any “testing the waters” communications regarding an offering of one of its series prior to the qualification of that series. All written communications of the Company regarding its offerings, including September 23, 2022 Twitter post referenced by the Staff, were made after qualification, and were made pursuant to Rule 251 of Regulation A. Such communications under Rule 251 can be made without compliance with Rule 255(b), and as such, the Company believes they were not required to be filed as exhibits to the Offering Statement.

As such, the Company believes it has filed all materials that would be required by Part III, Item 17(13) of Form 1-A.

With respect to the September 23, 2022 Twitter post discussed in the Staff’s comment, the Company acknowledges that the tweet was not preceded or accompanied by an offering statement, and did not contain a notice informing potential investors where and how the most current offering statement can be obtained. The Company has taken steps to rectify this, including adding a link to the Company’s Offering Statement on the Company’s Twitter profile, and has implemented procedures to help ensure compliance with this requirement going forward.

5.We note your Twitter post on October 10, 2022 available at https://twitter.com/InvestVint/status/1579474330521673730/photo/1/, which states "Net Annualized Returns (Realized) 28.38%." Please tell us how this number was calculated.

We also note that this statement includes a link to your "Q3 2022 Report." Please tell us what consideration you gave to filing such report or any similar reports on Form 1-U and how the report complies with Rule 255(b) of Regulation A.

The Company calculated the “Net Annualized Returns (Realized) 28.38%” statistic noted by the Staff in the comment above by first calculating the proceeds received by the Company’s series from asset sales (reduced by the Company’s estimation of taxes due on those amounts), which the Company then divided by its calculation of the cost basis (i.e. purchase price) of the assets sold by the Company’s series. The Company then annualized the resulting number to arrive at the calculation noted above.

With respect to the consideration the Company gave to filing the Q3 2022 Report or any similar reports on Form 1-U, the Company does not believe that the information contained in the Q3 2022 Report (or similar reports published by the Company) qualifies as an occurrence of any one or more of the events specified in Items 1 – 9 of Form 1-U.

With respect to the consideration the Company gave to how the Q3 2022 Report complies with Rule 255(b) of Regulation A, the Company does not believe the report itself, nor its publication, is an offer of a security – and as such, does not believe Rule 255(b) of Regulation A is applicable to the report. The report was not a solicitation to new investors – rather, it was intended to provide an update for existing investors of the Company.

6.We note that according to your Twitter post on October 10, 2022 you exited four collections during the third quarter of 2022. Please tell us how you inform investors that you have exited a collection. Please also tell us your consideration given to filing a Form 1-U to report the exit and distributions.

The Company informs investors via email when one of its series exits all or portion of a collection (i.e. when the series sells all or a portion of its assets).

The Company does not believe it is required to file a Form 1-U to report an exit of a collection and/or and distributions it does not believe either of these events qualifies as an occurrence of any one or more of the events specified in Items 1 – 9 of Form 1-U. In particular, the Company does not believe either of these events would be reportable under Item 1 of Form 1-U, because is the sale of assets of a series (including subsequent distributions to investors in that series) is not a “fundamental change” of the Company’s business – rather, it is a core aspect of the Company’s business. With regard to Item 9 of Form 1-U, this item does not create any filing requirements, but does allow the Company to file a report covering the occurrence of material events that fall outside of Items 1 – 8. However, as noted above, the Company has already informed investors impacted by a sale of assets via email, and does not believe Item 9 of the Form 1-U is necessary in that instance.

Further, the Company discloses the financial performance of each series, including the sale of assets of that series, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Offering Statements, Semi-Annual Reports, and Annual Reports, which the Company believes provides adequate disclosure to investors on such events.

Nonetheless, going forward, the Company intends to file a Current Report on Form 1-U in the event all assets of the series are sold.

7.We note that you continue to list all series offerings, whether or not the offerings have closed, in the table on page ii. Please tell us why you list offerings that are closed. Please also ensure that, to the extent your offering statement references collections that you have exited, that the offering statement is updated to reflect the exit and related distribution.

In response to the Staff’s comment, the Company has removed all closed offerings on in the table on page ii of the Offering Circular, and has made updates as necessary to reflect the exit and related distributions for series offerings that have sold their assets.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company